FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 25, 2022
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X                               Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___                                  No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc
25 May 2022
Transaction in Own Shares
NatWest Group plc (the 'Company' or 'NWG') announces today that it has purchased the following number of ordinary shares in the Company with a nominal value of £1 each ('Ordinary Shares') from UBS AG, London Branch ('UBS').

Aggregated information:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
25 May 2022	16,545	216.50	216.40	216.4514	LSE
25 May 2022	0	0.00	0.00	0.0000	CHIX
25 May 2022	61,526	218.90	218.10	218.5097	BATE

Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued by the Company to UBS on 18 February 2022, as announced on 18 February 2022.

The Company intends to cancel the repurchased Ordinary Shares.

Following the settlement of the above transactions, NWG will hold 144,268,818 Ordinary Shares in treasury and have 10,479,804,699 Ordinary Shares in issue (excluding treasury shares).

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Transaction details
In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buyback programme is detailed below:

Transaction Date	Time	Time Zone	Volume (shares)	Price (GBp)	Trading Venue	MatchID
25 May 2022	13:00:03	BST	1992	218.40	BATE	2086566
25 May 2022	13:00:03	BST	7500	218.40	BATE	2,086,564
25 May 2022	13:00:03	BST	255	218.40	BATE	2,086,562
25 May 2022	13:37:11	BST	2895	218.30	BATE	2,119,231
25 May 2022	13:37:11	BST	7489	218.30	BATE	2,119,229
25 May 2022	14:11:31	BST	9841	218.10	BATE	2,154,460
25 May 2022	14:34:17	BST	1000	218.50	BATE	2,188,835
25 May 2022	14:34:28	BST	7035	218.50	BATE	2,189,265
25 May 2022	14:34:28	BST	1000	218.50	BATE	2,189,263
25 May 2022	14:34:28	BST	1000	218.50	BATE	2,189,251
25 May 2022	14:48:57	BST	2334	218.80	BATE	2,219,296
25 May 2022	14:48:57	BST	2039	218.80	BATE	2,219,294
25 May 2022	14:48:57	BST	5827	218.80	BATE	2,219,292
25 May 2022	15:10:15	BST	5302	218.90	BATE	2,263,660
25 May 2022	15:10:17	BST	888	218.90	BATE	2,263,688
25 May 2022	15:12:06	BST	5129	218.90	BATE	2,267,303
25 May 2022	09:17:48	BST	8496	216.50	LSE	1,802,618
25 May 2022	09:18:33	BST	2332	216.40	LSE	1,803,895
25 May 2022	09:18:33	BST	3545	216.40	LSE	1,803,893
25 May 2022	09:18:33	BST	2172	216.40	LSE	1,803,891

Date: 25 May 2022

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary